SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

PE

August 27, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Duhová 2/1444
140 53 Prague 4
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

ČEZ, a. s. has suffered significant damage on some power plants due to the flood. The following power plants were affected mostly: hydroelectric plants Štěchovice nad Orlík and coal-fired plant Mělník. The extent of damage has been investigated and it is estimated at several millions of CZK. We suppose the major part of damage will be covered from our insurance.

ČEZ, a. s. has received the decision of the City Court of Prague instructing not to act in connection with the guarantee of Komerční banka for ŠKODA Praha, a.s. to ensure the completion of power plant Temelín's Unit 2 in time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Finance Administration